UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

QEP RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0287750
(State of Incorporation or Organization)	(IRS Employer Identification No.)

1050 17th Street, Suite 500, Denver, Colorado	80265
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

ITEM 1	DESCRIPTION OF SECURITIES TO BE REGISTERED.

On June 30, 2010, QEP Resources, Inc. (the “Company”) entered into a Preferred Stock Purchase Rights Plan (the “Rights Plan”).

In connection with the Rights Plan, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (individually, a “Right” and collectively, the “Rights”) for each share of common stock, par value $0.01 per share (the “Common Stock”), of the Company outstanding at the close of business on July 1, 2010 (the “Record Date”). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until June 30, 2013 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth (1/1,000th) of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company, at a price of $225 per one one-thousandth (1/1,000th) of a share of Preferred Stock, subject to certain anti-dilution adjustments (the “Purchase Price”). Until the earlier to occur of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons or any person acting in concert therewith has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock (including, without duplication, the number of shares that are synthetically owned pursuant to derivative transactions or ownership of derivative securities, if such person or group owns 5% or more of the Common Stock) (an “Acquiring Person”) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons or any person acting in concert therewith becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of the Common Stock (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates (or, with respect to any shares of Common Stock held in book entry form, by the notation in book entry).

The Rights will be transferred only with the Common Stock until the Distribution Date or earlier redemption, exchange, termination or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

Each share of Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of (a) $1.00 per share or (b) 1,000 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a preferential liquidation payment equal to $1,000 per share plus any accrued but unpaid dividends, provided that the holders of the Preferred Stock shall be entitled to 1,000 times the payment made per share of Common Stock.

Each share of Preferred Stock will have 1,000 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The Preferred Stock will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of or any person acting in concert with an Acquiring Person and the shares of Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for that number of shares of Common Stock having an aggregate value equal to the Spread (the excess of the value of the Common Stock issuable upon the exercise of a Right over the Purchase Price) per Right (subject to adjustment).

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Rights will expire on June 30, 2013 (unless earlier redeemed, exchanged or terminated). Wells Fargo Bank, N.A. is the Rights Agent.

The Purchase Price payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in shares of Preferred Stock (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement, dated as of June 30, 2010, between the Company and the Rights Agent (the “Rights Agreement”), may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights.

One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them on July 1, 2010. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 500,000 shares of Preferred Stock initially for issuance upon exercise of the Rights.

The Rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company’s stock on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.

The Rights Agreement specifying the terms of the Rights and the Certificate of Designations of the Preferred Stock are incorporated herein by reference as exhibits to this registration statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

ITEM 2.	EXHIBITS

1.	Rights Agreement, dated as of June 30, 2010, between QEP Resources, Inc. and Wells Fargo Bank, N.A., which includes the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.

2.	Certificate of Designations of Series A Junior Participating Preferred Stock of QEP Resources, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

QEP RESOURCES, INC.

Date: June 30, 2010	/S/ CHARLES B. STANLEY
Charles B. Stanley
President and Chief Executive Officer